Exhibit 99.1

Silicon Motion Elects Mr. Han-Ping Shieh to Board of Directors

Taipei, Taiwan, September 26, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) announced effective September 24, 2014, following our annual shareholders’ meeting, Mr. Han-Ping D. Shieh has been elected to our Board of Directors. Mr. Shieh will replace Mr. Kenneth Kuan-Min Lin, who had chosen not to stand for reelection to the Board of Directors in order to focus more on his venture capital and other activities.

“We would like to thank Kenneth for his generous contributions to Silicon Motion as a member of our Board of Directors and he will be greatly missed. We would like to extend our best wishes to his future endeavors,” said Wallace Kou, the Company’s President and CEO. “Separately, it is with great pleasure that we welcome Han-Ping to our Board. He is a highly respected technologist who will increase our Board’s depth in areas relating to technology and engineering leadership, crucial factors in our long-term success.”

Mr. Shieh is currently a Professor at National Chiao Tung University’s Display Institute and Department of Photronics and a Vice Chancellor at the University System of Taiwan, the union of National Chiao Tung University, National Central University, National Tsing Hua University and National Yang-Ming University, four leading Taiwan research universities. Mr. Shieh was a Changjiang Scholar at Shanghai Jiao Tong University in 2010, Dean at National Chiao Tung University’s College of Electrical & Computer Engineering from 2006 to 2010, and was a Research Staff Member at IBM Thomas J. Watson Research Center from 1988 to 1992. He is currently on the Board of Directors at Sercomm, Advanced Analog Technology, and Tianma Microelectronics and is a Fellow of Institute of Electrical and Electronics Engineers (IEEE), Optical Society of America, and Society for Information Display. Mr. Shieh received his PhD in Electrical & Computer Engineering from Carnegie Mellon University.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter of 2014 and full year 2014 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2014. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3011
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com

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